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Quarterly report - 2Q 2004

August 5, 2004

Strong EBITDA growth and slightly upgraded earnings Outlook for the full year

Highlights 2Q 2004
•	Net revenue growth of 6.2%
•	EBITDA growth of 10.0%
•	Domestic mobile EBITDA growth of 34.3%
•	Net income[1] adjusted for divestment of Belgacom grew 23.3%
•	Total customer base growth of 10.1%
Outlook for 2004
•	Outlook is now an EBITDA of DKK 12.2bn and net income[1] of DKK 2.2bn after adjusting for the sale of Dan Net.

1) Excluding one-time items and fair value adjustments

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

TDC Group, Statement of Income

			Change
DKKm	2Q 2003	2Q 2004	in %

Net revenues	10,144	10,772	6.2

Total revenues	10,452	11,154	6.7
Total operating expenses	(7,666)	(8,090)	(5.5)

EBITDA [1]	2,786	3,064	10.0
Depreciation, amortization and write-downs	(1,825)	(2,023)	(10.8)

EBIT [2]	961	1,041	8.3
One-time items	(919)	0	NM
Net financials	474	(110)	NM

Income before income taxes	516	931	NM
Income taxes	(342)	(349)	(2.0)

Income before minority interests	174	582	NM
Minority interests’ share of net income	1	0	NM

Net income	175	582	NM

Net income excl. one-time items and fair value adjustments[3]	664	566	(14.8)

EBITDA margin in %	27.5	28.4	-

1) TDC uses EBITDA (earnings before interest, taxes, depreciation and amortization) as a measurement for operating performance. For further explanation please refer to page 25.

2) EBIT (earnings before interest and taxes) is excluding one-time items in this report unless otherwise stated.

3) Excluding consolidated one-time items and fair value adjustments as specified, as well as excluding fair value adjustments in associated enterprises. Adjusted for the sale of Belgacom shares, net income was up 23.3%.

Group highlights 2Q 2004

COPENHAGEN, Denmark, August 5, 2004

– The TDC Group's net revenues totaled DKK 10,772m in 2Q 2004, up 6.2% with earnings before interest, taxes, depreciation and amortization (EBITDA), up 10.0% to DKK 3,064m. Net income, excluding one-time items and fair value adjustments, was DKK 566m, down 14.8%, reflecting primarily the sale of Belgacom shares. Adjusted for the sale of Belgacom shares, net income was up 23.3%.

Capital expenditures, excluding share acquisitions, totaled DKK 1,263m, a 6.7% increase. The capex-to-net-revenues ratio was unchanged at 11.7%.

TDC’s customer base was 13.187m, up 10.1%, driven mainly by our mobile operations.

Henning Dyremose, President and CEO says, "Our second quarter revenue growth of 6% is a significant progress fuelled by mobile and broadband initiatives, which more than offset the decline we have seen in traditional telephony. We are pleased to see double digit growth in EBITDA. Particularly, we are satisfied with the high growth in EBITDA from domestic mobile.”

Net revenues

TDC's net revenues amounted to DKK 10,772m in 2Q 2004, an increase of 6.2%, driven mainly by growth in our mobile and internet activities.

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Operating expenses

Total operating expenses amounted to DKK 8,090m in 2Q 2004, up 5.5%, reflecting a 10.2% increase in transmission costs, raw materials and supplies due to higher mobile traffic volumes, a 7.1% increase in other external charges impacted by an increase in customer acquisition costs in Talkline and a 3.6% reduction in wages, salaries and pension costs due to our redundancy program and natural attrition.

Number of employees
(full-time equivalents)

The number of full-time employees decreased 5.5% to 20,264. The redundancy program accounted for 1,133 of the 1,187 reduction in employees from 2Q03 to 2Q04.

EBITDA

EBITDA increased DKK 278m or 10.0% to DKK 3,064m in 2Q 2004, primarily from TDC Solutions and domestic mobile operations.

Depreciation, amortization and write-downs

Depreciation, amortization and write-downs amounted to DKK 2,023m, up 10.8%, stemming primarily from a decrease in the average useful lives of fixed assets in TDC Solutions. Goodwill amortization amounted to DKK 377m in 2Q 2004 down 2.1%.

EBIT

EBIT totaled DKK 1,041m, up 8.3%, reflecting higher EBITDA. TDC Solutions, TDC Mobile International and TDC Cable TV were the main drivers.

One-time items

There were no one-time items in 2Q 2004. One-time items totaled DKK (919)m in 2Q 2003 and related to the redundancy program and divestment of the Polish Internet activities.

Net financials

Net financials in 2Q 2004 were an expense of DKK 110m compared with an income of DKK 474m in 2Q 2003.

Financial expenses, net, were DKK (202)m compared with DKK (300)m in 2Q 2003 reflecting the lower net interest-bearing debt after the sale of Belgacom shares.

Income from investments before income taxes amounted to DKK 70m, down 86.2%, compared with DKK 508m in 1Q 2003. This decrease was impacted primarily by the sale of Belgacom shares.

Fair value adjustments were DKK 22m. In 2Q 2003, fair value adjustments amounted to DKK 266m and related to derivatives.

Income before tax

Income before tax excluding one-time items and fair value adjustments was DKK 909m, down 22.9% due primarily to lower

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

income from investments related to the sale of Belgacom shares.

Including one-time items and fair value adjustments, income before tax was DKK 931m compared with DKK 516m in 2Q 2003.

Income taxes

Income taxes amounted to DKK (349)m, up 2.0%. Tax related to income excluding one-time items and fair value adjustments was DKK (343)m compared with DKK (514)m. The effective tax rate is reduced to 38% from 44% in 2Q 2003, when adjusted for one-time items and fair value adjustments. The lower tax rate is related to the sale of Belgacom and a relatively high tax rate in 2Q 2003.

Net income

Net income excluding one-time items and fair value adjustments amounted to DKK 566m, down 14.8%. Adjusted for the sale of Belgacom shares, net income increased 23.3%.

Net income including one-time items and fair value adjustments amounted to DKK 582m, compared with DKK 175m.

Statements of Cash Flow

Cash flow from operating activities was DKK 2,434m, up 33.7%. The increase is related to higher earnings combined with significant improvements in working capital.

Cash flow from investing activities was DKK (1,072)m compared with DKK (847)m, down 26.6%, related partly to lower dividends from associated enterprises.

Cash flow from financing activities amounted to DKK (5,769)m compared with DKK (1,665)m in 2Q 2003, reflecting primarily acquisition of own shares.

Net interest-bearing debt

Net interest-bearing debt amounted to DKK 20,569m by the end of 2Q 2004 compared with DKK 34,106m at the end of 2Q 2003, and 28,682m at the year-end of 2003. During 2Q 2004 net interest-bearing debt was impacted by the acquisition of own shares amounting to DKK 3.4bn and payments of dividends amounting to DKK 2.6bn.

Capital expenditures

Capital expenditures, excluding share acquisitions, totaled DKK 1,263m, a 6.7% increase. This increase was related primarily to TDC Solutions. The capex-to-net-revenues ratio for the TDC Group was unchanged from 2Q 2003 at 11.7%.

Capital expenditures
(in DKKm)

Note: 4Q03 CAPEX excludes the impact from reassessment of estimated asset retirement costs of DKK 420m with no cash flow impact.

Number of customers

TDC’s total customer base was 13.187m, up 10.1%, driven mainly by our domestic and international mobile operations.

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Our Danish activities comprised 7.363m customers, up 3.5% and resulted from a strong net intake of mobile and ADSL customers. Our domestic mobile customer base increased 5.9% to 2.392m.

Our ADSL customer base in Denmark grew 45.8% to 484,000, and including broadband cable TV modems, the total number of broadband customers was 591,000, up 54.3%.

The number of customers in our international activities was 5.824m, up 19.7%, driven by a strong intake of new customers in all units.

Outlook

This Outlook for 2004 is an update of the Outlook provided with the 1Q 2004 results.

Information concerning the Outlook for 2004 is by nature associated with a certain level of risk and uncertainty.

In general, all figures are excluding onetime items and fair value adjustments.

The Outlook is based on thorough financial plans for each individual business line.

For 2004, TDC expects net revenues of DKK 42.0bn, a 1.4% increase compared with 2003. EBITDA is expected to increase 4.7% to DKK 12.2bn in 2004. TDC's net income is expected to decrease 8.8% from DKK 2.4bn in 2003 to DKK 2.2bn in 2004. Belgacom is included in 2003 but only in the first quarter of 2004, hence the reduction in net income. Assuming Belgacom was divested on January 1, 2003, net income growth would be 15.3%.

Outlook for 2004
(Excl. one-time items and fair value adjustments)
			Change in
DKKbn	2003	2004	%

TDC Solutions
Net revenues	18.6	18.0	(3.1)
EBITDA	5.7	5.9	3.2

TDC Mobile International
Net revenues	13.2	14.1	7.0
EBITDA	2.4	2.6	9.5

TDC Switzerland
Net revenues	9.5	9.7	2.4
EBITDA	2.2	2.5	13.4

TDC Cable TV
Net revenues	1.5	1.7	11.6
EBITDA	0.2	0.3	73.2

TDC Directories
Net revenues	1.5	1.4	(4.3)
EBITDA	0.4	0.5	21.2

Other[1]
Net revenues	(2.8)	(2.9)	(3.4)
EBITDA	0.8	0.4	(48.4)

TDC Group
Net revenues	41.4	42.0	1.4
EBITDA	11.7	12.2	4.7
Net Income	2.4	2.2	(8.8)

The updated Outlook includes deconsolidation of Dan Net, which reduces net revenues with DKK 0.2bn and EBITDA DKK 0.1bn. DanNet was consolidated in TDC Solutions.

All other changes in the Outlook increased net revenues by DKK 0.2bn, increased EBITDA by DKK 0.2bn and increased net income to DKK 2.2bn from DKK 2.15bn.

TDC discontinued proportional consolidation from 1Q 2004 and implemented the new Danish accounting standard (RVL22) regarding revenue recognition. Historical figures and Outlook have been adjusted accordingly. See release of April 30, 2004.

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Statements of Income for the Business Lines

			TDC Mobile		TDC
DKKm	TDC Solutions Group		International Group		Switzerland Group		TDC Cable TV Group

	2Q 2003	2Q 2004	2Q 2003	2Q 2004	2Q 2003	2Q 2004	2Q 2003	2Q 2004

Net revenues, external
customers	4,276	4,290	2,834	3,300	2,251	2,404	374	423
Net revenues from other
business lines	297	262	428	416	15	4	1	7

Other revenues[1]	266	308	14	30	27	23	1	4

Total revenues	4,839	4,860	3,276	3,746	2,293	2,431	376	434

Total operating expenses	(3,482)	(3,374)	(2,689)	(3,077)	(1,731)	(1,826)	(334)	(345)

EBITDA	1,357	1,486	587	669	562	605	42	89
Depreciation, amortization and
write-downs	(759)	(849)	(299)	(348)	(623)	(645)	(53)	(55)
EBIT	598	637	288	321	(61)	(40)	(11)	34

Capital expenditures excl.
share acquisitions	545	642	176	194	353	315	64	60

DKKm	TDC Directories Group		Other[2]		TDC Group

	2Q 2003	2Q 2004	2Q 2003	2Q 2004	2Q 2003	2Q 2004

Net revenues, external
customers	384	336	25	19	10,144	10,772
Net revenues from other
business lines	31	34	(772)	(723)	0	0

Other revenues[1]	2	14	(2)	3	308	382

Total revenues	417	384	(749)	(701)	10,452	11,154
Total operating expenses	(306)	(260)	876	792	(7,666)	(8,090)

EBITDA	111	124	127	91	2,786	3,064
Depreciation, amortization and
write-downs	(27)	(27)	(64)	(99)	(1,825)	(2,023)
EBIT	84	97	63	(8)	961	1,041

Capital expenditures excl.
share acquisitions	10	7	36	45	1,184	1,263

1) Includes other operating income and work performed for own purposes and capitalized.

2) Includes TDC A/S, TDC Services and eliminations.

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Business line performance

TDC Solutions Group

TDC Solutions' activities are mainly Danish landline voice, Internet and data operations as well as integrated solutions.

DKKm	2Q 2003	2Q 2004	Change in %

Net revenues, total	4,573	4,552	(0.5)
Landline telephony	2,487	2,378	(4.4)
Retail	1,885	1,858	(1.4)
Subscriptions	962	918	(4.6)
Traffic	923	940	1.8
Wholesale	602	519	(13.8)
Transit traffic	223	155	(30.5)
Other [1]	379	364	(4.0)
Leased lines	331	275	(16.9)
Data communications and Internet services	754	909	20.6
Terminal equipment etc.	618	582	(5.8)
Other [2]	383	408	6.5

Other revenues 3	266	308	15.8

Total revenues	4,839	4,860	0.4

Operating expenses	(3,482)	(3,374)	3.1
Transmission costs, raw materials and supplies	(1,261)	(1,265)	(0.3)
Other external charges	(1,003)	(991)	1.2
Wages, salaries and pension costs	(1,218)	(1,118)	8.2

EBITDA	1,357	1,486	9.5

EBITDA margin	29.7%	32.6%

Depreciation, amortization and write-downs	(759)	(849)	(11.9)

EBIT	598	637	6.5

1) Includes incoming traffic, prefix traffic and service provision.
2) Includes mobile telephony, operator services etc.
3) Includes other operating income and work performed for own purposes and capitalized.

TDC Solutions continues to generate growth in data communications and Internet services which compensate for the decline in traditional telephony services, reflecting traffic migrating from landline telephony to mobile telephony and private IP-based networks.

In 2Q 2004, net revenues were DKK 4,552m, a decrease of 0.5%.

Net revenues from landline telephony totaled DKK 2,378m, down 4.4%, reflecting a reduction of DKK 27m, or 1.4%, in landline retail revenues and a reduction of DKK 83m, or 13.8%, in landline wholesale revenues.

Retail subscription revenues declined 4.6% to DKK 918m, reflecting a decline in subscribers. By the end of 2Q 2004, the number of domestic landline customers, including PSTN and ISDN, was 2.443m, a decline of 5.9%.

Domestic landline traffic
(million minutes)

Retail traffic revenues amounted to DKK 940m, up 1.8% or DKK 17m. The increase reflects DKK 52m growth from international subsidiaries, primarily because of full consolidation of Contactel offset by a DKK 35m decline in domestic traffic revenues. The number of domestic retail voice minutes was 2.120m, down 12.6% which is due to migration to mobile services.

Revenues from wholesale decreased 13.8% to DKK 519m. This was driven by a 30.5% decrease in transit traffic revenues due to a combination of lower prices and lower volumes. Other wholesale revenues were impacted by a 3.7% reduction in domestic wholesale traffic to 2.633m minutes and a 13.9% increase in the number of wholesale customers to 493,000.

The decline in traditional telephony was offset by 20.6%, or DKK 155m, growth in data communications and Internet services revenues to DKK 909m. The key driver for this performance was the growth in ADSL customers. The number of

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

ADSL customers, up 152,000, or 45.8% to 484,000.

ADSL customers
(‘000)

Broadband roll-out is being supplemented by the roll-out of hotspots, which has now reached more than 400 points in Denmark.

Operating expenses declined 3.1% to DKK 3,374m. This included a 0.3% increase in transmission costs, raw materials and supplies offset by a 1.2% decrease in other external charges and 8.2% reduction in wages, salaries and pension costs, as the number of employees declined 7.4% reflecting the impact from our redundancy program.

EBITDA amounted to DKK 1,486m in 2Q 2004, up DKK 129m or 9.5%. The EBITDA margin was 32.6% compared with 29.7%.

EBITDA and EBITDA margin
(Bars in DKKm (left), line in % (right))

Depreciation, amortization and writedowns increased 11.9% to DKK 849m and related to a reduction in the useful lives of fixed assets.

EBIT amounted to DKK 637m, up 6.5% compared with 2Q 2003 reflecting the development in EBITDA.

Capex amounted to DKK 642m, up 17.8% and stemmed partly from software upgrading network software for IP-telephony. The capex-to-net-revenues ratio was 14.1% compared with 11.9% in 2Q 2003.

The number of Duét customers was 286,000, up 4.0%, while Internet dial-up customers decreased 12.1% to 450,000, due to migration to broadband services.

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

TDC Mobile International Group

TDC Mobile International includes mainly TDC Mobil A/S, Talkline and Bité

			Change
DKKm	2Q 2003	2Q 2004	in%

Net revenues, total	3,262	3,716	13.9
Domestic operations	1,495	1,596	6.8
Talkline	1,549	1,898	22.5
Bité	218	222	1.8

Other revenues [1]	14	30	114.3

Total revenues	3,276	3,746	14.3

Operating expenses	(2,689)	(3,077)	(14.4)
Transmission costs etc.	(1,629)	(1,920)	(17.9)
Other external charges	(819)	(908)	(10.9)
Wages, salaries and pension costs	(241)	(249)	(3.3)

EBITDA	587	669	14.0

EBITDA margin	18.0%	18.0%
Domestic operations	408	548	34.3
Talkline	128	78	(39.1)
Bité	51	43	(15.7)

Depreciation, amortization and write-downs	(299)	(348)	(16.4)

EBIT	288	321	11.5

1) Includes other operating income and work performed for own purposes and capitalized.

TDC Mobile International’s 2Q 2004 net revenues rose 13.9% to DKK 3,716m. Operating expenses increased 14.4% to DKK 3,077m, driven by a 17.9% increase in transmission costs stemming from higher traffic volumes, a 10.9% increase in other external charges due to increased marketing and customer acquisition costs and a 3.3% increase in wages, salaries and pension costs.

EBITDA amounted to DKK 669m, up 14.0% or DKK 82m.

EBITDA and EBITDA margin
(Bars in DKKm (left), line in % (right))

Depreciation, amortization and writedowns increased 16.4% to DKK 348m in 2Q 2004, stemming partly from the inclusion of Telmore. Consequently, EBIT amounted to DKK 321m in 2Q 2004, up 11.5% compared with 2Q 2003.

Capital expenditures excluding share acquisitions increased DKK 18m to DKK 194m. Capex-to-net-revenues was 5.2% compared with 5.4% in 2Q 2003.

Domestic mobile

Competition in the Danish mobile market remained intense in 2Q 2004. Compared with last year prices were lower, however this was more than offset by a strong growth in traffic volume.

Net revenues amounted to DKK 1,596m, up 6.8%. The main revenue drivers were a 17.1% increase in mobile traffic revenues offset partly by a 19.0% decrease in subscriptions revenues and a 36.2% decrease in handset sales.

With a penetration rate above 90% of the population we are increasingly introducing various value added services and offers, which stimulates usage. An example is our introduction of mobile access and synchronization with desk-top based office software. Also, we focus our subsidies to

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

handsets towards the high-end handsets which support these advanced services.

Operating expenses were DKK 1,076m, down 1.2%, and consequently, EBITDA increased 34.3% to DKK 548m.

The acquisition of Telmore in 1Q 2004 had an impact of DKK 47m on net revenues and DKK 11m on EBITDA in 2Q 2004.

Domestic mobile customers, including TDC Solutions’ mobile customers, numbered 2.392m by the end of 2Q 2004, up 5.9% or 134,000 customers. Net additions comprised an increase of 178,000 customers in Telmore, a decrease of 20,000 in TDC's retail customers and a decrease of 24,000 service provider customers. The reduction in the number of retail customers reflect elimination of inactive pre-paid SIM cards as well as pre-paid customers migrating to web-based services such as Telmore. Since 1Q 2004, the total number of mobile customers decreased 29,000.

Our domestic operations recorded capex of DKK 125m, up 5.0% bringing capex-to-net revenues to 7.8% compared with 8.0% in 2Q 2003.

Talkline

TDC's German subsidiary, Talkline, is a focused service provider of mobile telephony and value added services.

Talkline’s net revenues amounted to DKK 1,898m, up 22.5%, reflecting a 18.4% increase in mobile revenues and increased revenues in Talkline Infodienste.

EBITDA amounted to DKK 78m, down 39,1%, impacted primarily by higher subscriber acquisition costs resulting in strong customer intake in Talkline’s mobile operations.

Talkline had 2.281m mobile customers, up 24.6% compared with 2Q 2003.

Bité

Net revenues amounted to DKK 222m in 2Q 2004, up 1.8%.

EBITDA amounted to DKK 43m, down by 15.7%, mainly due to higher sales and marketing cost.

Bité had 739,000 mobile customers, up 54.3% or 260,000 customers.

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

TDC Switzerland

TDC Switzerland provides mobile, landline and Internet services for the Swiss market using the sunrise brand name.

DKKm	2Q 2003	2Q 2004	Change in %

Net revenues, total[1]	2,266	2,408	6.3
Mobile telephony	1,297	1,439	10.9
Landline telephony	794	782	(1.5)
Internet services	175	187	6.9

Other revenues[2]	27	23	(14.8)

Total revenues	2,293	2,431	6.0

Operating expenses	(1,731)	(1,826)	(5.5)
Transmission costs ect.	(894)	(945)	(5.7)
Other external charges	(508)	(542)	(6.7)
Wages, salaries and pension costs	(329)	(339)	(3.0)

EBITDA	562	605	7.7

EBITDA margin	24.8%	25.1%

Depreciation, amortization and write-downs	(623)	(645)	(3.5)
- of which goodwill amortization	(328)	(322)	1.8

EBIT	(61)	(40)	34.4

1) The allocation of wholesale revenues on the three business lines has been refined as from 1Q 2004. Historical figures have been adjusted accordingly.
2) Includes other operating income and work performed for own purposes and capitalized.

TDC Switzerland is positioned as the undisputed second-largest tele-communications provider in the Swiss market. Since acquiring TDC Switzerland, TDC has implemented significant operational changes that have improved profitability.

In 2Q 2004 TDC Switzerland's net revenues amounted to DKK 2,408m, up 6.3%. In local currency, the increase in net revenues was 7.9%. This increase related mainly to the steady growth in the mobile area, up 10.9%. The main driver in this positive development has been the growth in the customer base. Revenue from landline telephony is stable compared with second quarter 2003. Internet revenue grew 6.9% driven by the strong development in ADSL sales.

Operating expenses increased 5.5% to DKK 1,826m. This increase was due mainly to a 5.7% increase in transmission costs etc. to DKK 945m, and a 6.7% increase in other external charges to DKK 542m, reflecting a relatively low level in 2Q 2003. Wages, salaries and pension costs totaled DKK 339m, up 3.0%.

EBITDA amounted to DKK 605m, up 7.7% from DKK 562m in 2Q 2003. In local currency, the increase in EBITDA was 9.6%. The EBITDA margin was 25.1%, up from 24.8%.

EBITDA and EBITDA margin
(Bars in DKKm (left), line in % (right))

Depreciation, amortization and write-downs amounted to DKK 645m, up 3.5%, reflecting the continued network build out to further improve coverage and investment in customer systems.

EBIT consequently amounted to DKK (40)m in 2Q 2004, compared with DKK (61)m in 2Q 2003. EBIT excluding goodwill amortization was DKK 282m compared with DKK 267m, up 5.6%.

Capital expenditures were DKK 315m, bringing the capex-to-net-revenues ratio to 13.1% compared with 15.6%.

TDC Switzerland had 2.611m customers by the end of 2Q 2004, up 2.4%. The customer base comprised 1.323m mobile customers, up 11.3%, 808,000 landline customers, down 3.0%, 359,000 Internet dial-up customers, down 23.3% and

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

121,000 ADSL customers, a solid intake of 59,000 customers.

TDC Cable TV Group

TDC Cable TV provides cable-TV services as well as Internet access in Denmark.

TDC Cable TV is continuing to expand its traditional TV business, while also continuing to increase its coverage of Internet services.

TDC Cable TV’s net revenues amounted to DKK 430m, up 14.7%, reflecting mainly a larger customer base in both the traditional cable-TV business and Internet services.

Operating expenses amounted to DKK 345m in 2Q 2004 up 3.3%.

EBITDA was DKK 89m, compared with DKK 42m in 2Q 2003, reflecting higher revenues on an almost unchanged cost base.

EBIT was DKK 34m in 2Q 2004 compared with DKK (11)m in 2Q 2003.

Capital expenditures in TDC Cable TV were DKK 60m compared with DKK 64m in 2Q 2003. The capex-to-net-revenues ratio was 14.0%.

By the end of 2Q 2004, TDC Cable TV had 948,000 cable-TV customers, up 5.1%, and 153,000 cable-modem customers, up 86.6%. Altogether, 107,000 of our cable-modem customers have high-speed Internet access.

TDC Directories Group

TDC Directories provides directory services, specialist business catalogs and on-line inquiry services in the Danish, Swedish and Finnish markets.

TDC Directories’ quarterly results are affected by the release dates of printed directories, since revenues from printed directories are recognized at the time of release. This impacts the allocation of annual revenues and earnings on quarters.

Net revenues in 2Q 2004 were DKK 370m, down 10.8%.

Operating expenses were DKK 260m, down 15.0% and stemmed mainly from lower costs in our Swedish operations.

EBITDA was DKK 124m in 2Q 2004 compared with DKK 111m in 2Q 2003.

EBIT was DKK 97m in 2Q 2004 compared with DKK 84m in 2Q 2003.

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Safe harbor statement

Certain sections of this release contain forward-looking statements that are subject to risks and uncertainties. Examples of such forward-looking statements include, but are not limited to: projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios; statements of our plans, objectives or goals including those related to products or services; statements of future economic performance; and statements of assumptions underlying such statements. Words such as 'believes', 'anticipates', 'expects', 'intends', 'aims', 'plans' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include, but are not limited to, economic trends and developments in financial markets and the economic impact of unexpected events; technological developments; changes in applicable Danish and EU legislation; changes in interconnect rates; developments in competition within domestic and international communications solutions; introduction of and demand for new services and products; developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs; developments in the market for multimedia services; the possibilities of being awarded licenses; developments in TDC's international activities, which also involve certain political risks; and investments and divestitures in domestic and foreign companies.

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Conference call

TDC invites you to take part in a conference call today at 10.00 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 439 0432 from outside Denmark and 80 80 2004 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference will be available in digital replay until August 13, 2004: +353 1 240 0041. Access code: 386168#. Press # for instructions during the replay.

The conference call will refer to a slide deck that is available at www.tdc.dk and www.tdc.com. Participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

For further information, please contact Investor Relations at +45 3343 7680.

Financial calendar

TDC's financial calendar is as follows
(more details on www.tdc.com):

October 4
Start of closed period prior to Earnings
Release for 3Q 2004

November 1
Earnings Release for 3Q 2004

January 21, 2005
Start of closed period prior to Earnings
Release for full year 2004

February 16, 2005
Earnings Release for full year 2004

March 17, 2005
Annual General Meeting

Back to Contents

August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Statements of Income

TDC Group (DKKm)	2Q 2003	2Q 2004	Change in %	1H 2003	1H 2004	Change in %

Net revenues	10,144	10,772	6.2	20,126	21,031	4.5
Domestic net revenues	5,734	5,817	1.4	11,110	11,389	2.5
in percent of total net revenues	57%	54%		55%	54%
International net revenues	4,410	4,955	12.4	9,016	9,642	6.9
in percent of total net revenues	43%	46%		45%	46%
Other revenues[1]	308	382	24.0	638	766	20.1

Total revenues	10,452	11,154	6.7	20,764	21,797	5.0

Transmission costs, raw materials and supplies	(3,557)	(3,921)	(10.2)	(7,172)	(7,739)	(7.9)
Other external charges	(1,950)	(2,088)	(7.1)	(4,075)	(4,196)	(3.0)
Wages, salaries and pension costs	(2,159)	(2,081)	3.6	(4,190)	(4,015)	4.2

Total operating expenses	(7,666)	(8,090)	(5.5)	(15,437)	(15,950)	(3.3)

EBITDA	2,786	3,064	10.0	5,327	5,847	9.8
of which domestic EBITDA	2,067	2,326	12.5	4,030	4,411	9.5
in percent of total EBITDA	74%	76%		76%	75%
of which international EBITDA	719	738	2.6	1,296	1,436	10.8
in percent of total EBITDA	26%	24%		24%	25%
Depreciation, amortization and write-downs	(1,825)	(2,023)	(10.8)	(3,573)	(3,908)	(9.4)
of which goodwill amortization	(385)	(377)	2.1	(713)	(746)	(4.6)

EBIT, excluding one-time items	961	1,041	8.3	1,754	1,939	10.5
One-time items	(919)	0	-	(974)	4,857	NM

EBIT including one-time items	42	1,041	NM	780	6,796	NM
Net financials	474	(110)	NM	720	91	(87.4)
of which financial expenses, net	(300)	(202)	32.7	(573)	(486)	15.2
of which income before income taxes from investments	508	70	(86.2)	942	543	(42.4)
of which fair value adjustments	266	22	(91.7)	351	34	(90.3)

Income before income taxes	516	931	80.4	1,500	6,887	NM
Total income taxes	(342)	(349)	(2.0)	(832)	(679)	18.4
- Income taxes related to income excluding one-time items and fair
value adjustments	(514)	(343)	33.3	(1,010)	(828)	18.0
- Income taxes related to one-time items and fair value adjustments	172	(6)	NM	178	149	(16.3)

Income before minority interests	174	582	NM	668	6,208	NM
Minority interests' share of net income	1	0	NM	(8)	0	NM

Net income	175	582	NM	660	6,208	NM

Net income excluding one-time items and fair value
adjustments[2]	664	566	(14.8)	1,106	1,168	5.6

1) Includes other operating income and work performed for own purposes and capitalized.

2) Excluding consolidated one-time items and fair value adjustments as specified, as well as excluding fair value adjustments in associated enterprises.

Back to Contents

August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Balance Sheets

TDC Group (DKKm)	2Q 2003	2Q 2004

Assets
Intangible assets, net	28,735	28,229
Property, plant and equipment, net	26,134	24,642
Investments and other assets, net	10,417	3,055
Total fixed assets	65,286	55,926

Inventories	694	439
Total accounts receivable	18,449	16,982
- of which interest-bearing receivables	0	107
Marketable securities	6	2,718
Cash	1,628	11,238
Total current assets	20,777	31,377

Total assets	86,063	87,303

Liabilities and shareholders' equity
Shareholders' equity	32,142	33,409
Minority interests	2	1
Provisions	5,750	5,957
Long-term debt	34,475	32,186

Current maturities of long term debt	962	1,927
Short-term bank loans	303	519
Trade accounts payable	5,413	5,399
Other	7,016	7,905

Total short-term debt	13,694	15,750

Total debt	48,169	47,936

Total liabilities	53,921	53,894

Total liabilities and shareholders' equity	86,063	87,303

Net interest-bearing debt	34,106	20,569

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Statements of Cash Flow

			Change in			Change in
TDC Group (DKKm)	2Q 2003	2Q 2004%		1H 2003	1H 2004%

EBITDA	2,786	3,064	10.0	5,327	5,847	9.8

Interest paid	(796)	(707)	11.2	(913)	(1,182)	(29.5)

Tax paid	(17)	(9)	47.1	(372)	(283)	23.9

Change in working capital	(204)	279	NM	112	680	-

Other	52	(193)	NM	(208)	(614)	NM

Cash flow from operating activities	1,821	2,434	33.7	3,946	4,448	12.7

Capex excluding share acquisitions	(1,184)	(1,263)	(6.7)	(2,310)	(2,345)	(1.5)

Share acquisitions	(132)	(42)	68.2	(8,020)	(221)	97.2

Change in trade accounts payable, capex	(42)	26	NM	(125)	(175)	(40.0)

Loans given to associated enterprises, net	(12)	0	NM	(33)	0	NM

Divestment of assets	101	99	(2.0)	43	11,920	-

Dividends received from associated enterprises	422	108	(74.4)	423	600	41.8

Cash flow from investing activities	(847)	(1,072)	(26.6)	(10,022)	9,779	NM

Change in interest-bearing debt	412	72	(82.5)	6,547	(1,655)	NM

Consolidation of acquired companies	0	0	-	0	0	-

Currency translation adjustments	384	62	(83.9)	505	(16)	NM

Dividend paid	(2,453)	(2,555)	(4.2)	(2,453)	(2,555)	(4.2)

Other	(8)	(3,348)	-	(264)	(3,503)	-

Cash flow from financing activities	(1,665)	(5,769)	-	4,335	(7,729)	NM

Increase/(decrease) in cash and cash equivalents	(691)	(4,407)	-	(1,741)	6,498	NM

Cash and cash equivalents, end of period	1,634	13,956	-	1,634	13,956	-

Capex, excl. share acquisitions

			Change in			Change in
TDC Group (DKKm)	2Q 2003	2Q 2004%		1H 2003	1H 2004%

TDC Solutions	545	642	17.8	1,113	1,202	8.0
TDC Mobile International	176	194	10.2	380	393	3.4
- Domestic operations	119	125	5.0	287	296	3.1
- Talkline	7	25	NM	11	32	NM
- Bité	50	44	(12.0)	82	65	(20.7)
TDC Switzerland	353	315	(10.8)	602	545	(9.5)
TDC Cable TV	64	60	(6.3)	134	112	(16.4)
TDC Directories	10	7	(30.0)	14	14	0.0
Others [1]	36	45	25.0	67	79	17.9

Capex	1,184	1,263	6.7	2,310	2,345	1.5

[1] Includes TDC Services, TDC A/S and eliminations.

Back to Contents

August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Shareholders’ equity

TDC Group (DKKm)	2Q 2003	2Q 2004

Shareholders' equity at April 1	34,731	36,033
Net income	175	582
Dividends declared	(2,453)	0
Change in holding of treasury shares	0	(3,407)
Currency translation adjustments	(8)	53
Tax related to changes in shareholders' equity	(303)	148

Shareholders’ equity at June 30	32,142	33,409

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Quarterly Statements of Income

DKKm	1Q 2003	2Q 2003	3Q 2003	4Q 2003	2003	1Q 2004	2Q 2004

TDC Solutions	4,599	4,573	4,736	4,676	18,585	4,587	4,552
TDC Mobile International	3,130	3,262	3,419	3,363	13,175	3,336	3,716
- Domestic	1,243	1,495	1,503	1,372	5,613	1,469	1,596
- Talkline	1,691	1,549	1,686	1,765	6,692	1,664	1,898
- Bité	196	218	230	226	870	203	222
TDC Switzerland	2,302	2,266	2,428	2,474	9,471	2,409	2,408
TDC Directories	208	415	446	395	1,463	213	370
TDC Cable TV	370	375	384	394	1,524	421	430
Others[1]	(627)	(747)	(758)	(670)	(2,805)	(707)	(704)

Net revenues	9,982	10,144	10,655	10,632	41,413	10,259	10,772

TDC Solutions	1,369	1,357	1,445	1,543	5,714	1,428	1,486
TDC Mobile International	452	587	770	565	2,374	555	669
- Domestic	336	408	481	447	1,672	442	548
- Talkline	70	128	230	86	513	65	78
- Bité	46	51	59	32	189	48	43
TDC Switzerland	496	562	570	576	2,205	578	605
TDC Directories	(16)	111	220	98	413	(6)	124
TDC Cable TV	19	42	55	57	173	64	89
Others [1]	221	127	128	300	775	164	91

EBITDA	2,541	2,786	3,188	3,139	11,654	2,783	3,064

Depreciation, amortization and write-downs	(1,748)	(1,825)	(1,869)	(2,301)	(7,743)	(1,885)	(2,023)
- of which goodwill amortization	(328)	(385)	(379)	(403)	(1,494)	(369)	(377)

EBIT, excl. one-time items	793	961	1,319	838	3,911	898	1,041

One-time items	(55)	(919)	-	(745)	(1,719)	4,857	-

EBIT incl. one-time items	738	42	1,319	93	2,192	5,755	1,041

Net financials	246	474	296	174	1,190	201	(110)
- Financial expenses, net	(273)	(300)	(308)	(277)	(1,158)	(284)	(202)
- Income before income taxes from investments	434	508	422	405	1,769	473	70
- Fair value adjustments	85	266	182	46	579	12	22

Income before income taxes	984	516	1,615	267	3,382	5,956	931

Tax	(490)	(342)	(603)	(194)	(1,629)	(330)	(349)
- Income taxes related to income excl. one-time items and fair value adjustments	(496)	(514)	(623)	(483)	(2,116)	(485)	(343)
- Income taxes related to one-time items	8	257	-	280	545	157	-
- Income taxes related to fair value adjustments	(2)	(85)	20	9	(58)	(2)	(6)

Income before minority interests	494	174	1,012	73	1,753	5,626	582

Minority interests’ share of net income	(9)	1	-	-	(8)	-	-

Net income	485	175	1,012	73	1,745	5,626	582

Excluding one-time items and fair value
adjustments[2]

EBIT	793	961	1,319	838	3,911	898	1,041

Net financials	154	218	101	145	618	189	(132)

Income before income taxes	947	1,179	1,420	983	4,529	1,087	909

Income taxes	(496)	(516)	(620)	(478)	(2,110)	(485)	(343)

Income before minority interests	451	663	800	505	2,419	602	566

Minority interests’ share of net income	(9)	1	-	-	(8)	-	-

Net income	442	664	800	505	2,411	602	566

1) Includes TDC Services, TDC A/S and eliminations.

2) Excluding consolidated one-time items and fair value adjustments as specified, as well as excluding fair value adjustments in associated enterprises included in the item income before income taxes from investments.

Back to Contents

August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Quarterly Balance Sheets

TDC Group (DKKm)	1Q 2003	2Q 2003	3Q 2003	4Q 2003	2003	1Q 2004	2Q 2004

Assets
Intangible assets, net	30,117	28,735	28,078	27,585	27,585	27,793	28,229
Property, plant and equipment, net	26,724	26,134	25,724	25,631	25,631	25,284	24,642
Investments and other assets, net	10,149	10,417	9,924	8,688	8,688	2,953	3,055
Total fixed assets	66,990	65,286	63,726	61,904	61,904	56,030	55,926

Inventories	714	694	558	620	620	508	439
Total accounts receivable	19,963	18,449	19,083	19,533	19,533	17,526	16,982
- of which interest-bearing receivables	0	0	178	148	148	126	107
Marketable securities	938	6	1,767	2,028	2,028	2,024	2,718
Cash	1,388	1,628	3,116	5,430	5,430	16,382	11,238
Total current assets	23,003	20,777	24,524	27,611	27,611	36,440	31,377

Total assets	89,993	86,063	88,250	89,515	89,515	92,470	87,303

Liabilities and shareholders' equity
Shareholders' equity	34,731	32,142	33,130	32,973	32,973	36,033	33,409
Minority interests	2	2	2	2	2	2	1
Provisions	5,324	5,750	5,719	6,108	6,108	6,182	5,957

Long-term debt	33,854	34,475	34,921	32,974	32,974	32,299	32,186

Current maturities of long-term debt	1,307	962	539	2,781	2,781	1,930	1,927
Short-term bank loans	167	303	330	533	533	331	519
Trade accounts payable	5,624	5,413	5,445	5,587	5,587	5,252	5,399
Other	8,984	7,016	8,164	8,557	8,557	10,441	7,905

Total short-term debt	16,082	13,694	14,478	17,458	17,458	17,954	15,750

Total debt	49,936	48,169	49,399	50,432	50,432	50,253	47,936

Total liabilities	55,262	53,921	55,120	56,542	56,542	56,437	53,894

Total liabilities and shareholders' equity	89,993	86,063	88,250	89,515	89,515	92,470	87,303

Net interest-bearing debt	33,002	34,106	30,729	28,682	28,682	16,028	20,569

Back to Contents

August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Quarterly Statements of Cash Flows

TDC Group (DKKm)	1Q 2003	2Q 2003	3Q 2003	4Q 2003	2003	1Q 2004	2Q 2004

EBITDA	2,541	2,786	3,188	3,139	11,654	2,783	3,064
Interest paid	(117)	(796)	(94)	183	(824)	(475)	(707)
Tax paid	(355)	(17)	(7)	(165)	(544)	(274)	(9)
Change in working capital	316	(204)	362	51	525	401	279
Other	(260)	52	328	(209)	(89)	(421)	(193)

Cash flow from operating activities	2,125	1,821	3,777	2,999	10,722	2,014	2,434

Capex excluding share acquisitions	(1,126)	(1,184)	(1,118)	(2,077)	(5,505)	(1,082)	(1,263)
Share acquisitions	(7,888)	(132)	(39)	(26)	(8,085)	(179)	(42)
Change in trade accounts payable, capex	(83)	(42)	(58)	669	486	(201)	26
Loans given to associated enterprises, net	(21)	(12)	(12)	39	(6)	0	0
Divestment of assets	(58)	101	687	372	1,102	11,821	99
Dividends received from associated enterprises	1	422	0	0	423	492	108

Cash flow from investing activities	(9,175)	(847)	(540)	(1,023)	(11,585)	10,851	(1,072)

Change in interest-bearing debt	6,135	412	50	497	7,094	(1,727)	72
Consolidation of acquired companies	0	0	0	0	0	0	0
Currency translation adjustments	121	384	(112)	284	677	(78)	62
Dividend paid	0	(2,453)	0	0	(2,453)	0	(2,555)
Other	(256)	(8)	63	(174)	(375)	(155)	(3,348)

Cash flow from financing activities	6,000	(1,665)	1	607	4,943	(1,960)	(5,769)

Increase/(decrease) in cash and cash equivalents	(1,050)	(691)	3,238	2,583	4,080	10,905	(4,407)

Cash and cash equivalents, end of period	2,326	1,634	4,883	7,458	7,458	18,406	13,956

Quarterly Capex, excl. share acquisitions

(DKKm)	1Q 2003	2Q 2003	3Q 2003	4Q 2003	2003	1Q 2004	2Q 2004

TDC Solutions	568	545	536	770	2,419	560	642
TDC Mobile International	204	176	198	356	934	199	194
- Domestic operations	168	119	140	242	669	171	125
- Talkline	4	7	8	42	61	7	25
- Bité	32	50	50	72	204	21	44
TDC Switzerland	249	353	295	778	1,675	230	315
TDC Directories	4	10	4	17	35	7	7
TDC Cable TV	70	64	54	88	276	52	60
Others [1]	31	36	31	68	166	34	45

Capex	1,126	1,184	1,118	2,077	5,505	1,082	1,263

[1] Includes TDC Services, TDC A/S and eliminations.

Back to Contents

August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Customers

Customers ('000) (end of period)	1Q 2003	2Q 2003	3Q 2003	4Q 2003	2003	1Q 2004	2Q 2004

Domestic, retail and wholesale:
Landline customers	3,049	3,029	3,007	2,981	2,981	2,956	2,936
- Retail	2,646	2,596	2,565	2,527	2,527	2,478	2,443
- Wholesale	403	433	442	454	454	478	493
Mobile customers	2,076	2,258	2,409	2,471	2,471	2,421	2,392
- Retail	1,629	1,717	1,741	1,743	1,743	1,727	1,697
- Telmore	258	325	415	455	455	483	503
- Wholesale	189	216	253	273	273	211	192
Internet	907	926	969	1,014	1,014	1,054	1,087
- of which ADSL	302	332	366	405	405	445	484
- of which cable-modem customers	73	82	94	117	117	136	153
Cable-TV customers	890	902	907	924	924	937	948

Domestic customers, total	6,922	7,115	7,291	7,390	7,390	7,368	7,363

International:
Landline customers	842	834	826	844	844	841	834
- Switzerland	841	833	825	824	824	819	808
- Others	1	1	1	20	20	22	26
Mobile customers	3,419	3,499	3,602	3,880	3,880	4,075	4,343
- Switzerland	1,170	1,189	1,210	1,260	1,260	1,285	1,323
- Talkline	1,777	1,830	1,906	2,091	2,091	2,150	2,281
- Bité	472	479	486	529	529	640	739
Internet customers	577	533	670	682	682	679	647
- Switzerland	557	530	527	526	526	512	480
- Others	20	3	143	156	156	167	167

International customers, total	4,838	4,866	5,099	5,406	5,406	5,595	5,824

Group customers, total	11,760	11,981	12,390	12,796	12,796	12,963	13,187

Traffic, domestic

Traffic volume (million minutes):	1Q03	2Q03	3Q03	4Q03	2003	1Q 2004	2Q 2004

Landline voice traffic	5,558	5,159	4,965	5,153	20,835	5,154	4,753
- Retail	2,642	2,426	2,274	2,356	9,698	2,342	2,120
- Wholesale	2,916	2,733	2,691	2,797	11,137	2,812	2,633
Mobile, including wholesale	765	860	909	906	3,440	941	1,026

Back to Contents

August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Employees

Full-time equivalents

EoP	1Q 2003	2Q 2003	3Q 2003	4Q 2003	2003	1Q 2004	2Q 2004

TDC Solutions	12,562	11,973	12,102	11,765	11,765	11,119	11,088
- of which in Denmark	11,760	11,486	11,353	11,029	11,029	10,481	10,462
TDC Mobile International	2,681	2,678	2,686	2,636	2,636	2,625	2,516
- of which in Denmark	1,250	1,265	1,274	1,228	1,228	1,241	1,149
TDC Switzerland	2,320	2,319	2,378	2,380	2,380	2,380	2,363
TDC Directories	1,139	1,191	1,097	1,091	1,091	1,082	1,055
- of which in Denmark	574	565	528	542	542	529	516
TDC Cable TV	702	713	727	733	733	749	843
Others	2,656	2,577	2,536	2,520	2,520	2,398	2,399

TDC	22,060	21,451	21,526	21,125	21,125	20,353	20,264

TDC, domestic operations	16,816	16,493	16,313	15,953	15,953	15,300	15,278

The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees.

Back to Contents

August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Selected financial and operational data, 1999-1H2004

		1999	2000	2001	2002	2003	1H 2004

Statements of Income	DKKm

Net revenues		29,889	34,813	42,008	42,011	41,413	21,031
Total revenues		31,474	36,395	43,900	43,794	42,939	21,797

Total operating expenses		(21,386)	(25,843)	(34,268)	(33,091)	(31,285)	(15,950)

Earnings before interest, taxes, depreciation
and amortization (EBITDA)		10,088	10,552	9,632	10,703	11,654	5,847

Depreciation, amortization and write-downs		(4,098)	(4,400)	(6,719)	(7,342)	(7,743)	(3,908)

Earnings before interest and taxes (EBIT),
excl. one-time items		5,990	6,152	2,913	3,361	3,911	1,939

One-time items		0	6,161	(2,548)	(1,133)	(1,719)	4,857

EBIT including one-time items		5,990	12,313	365	2,228	2,192	6,796

Net financials		394	154	417	3,562	1,190	91

Income before income taxes		6,384	12,467	782	5,790	3,382	6,887

Total income taxes		(2,660)	(3,239)	(1,397)	(1,559)	(1,629)	(679)

Income before minority interests		3,724	9,228	(615)	4,231	1,753	6,208

Minority interests		(1)	74	534	227	(8)	0

Net income		3,723	9,302	(81)	4,458	1,745	6,208

Net income excluding one-time items and fair value adjustments

EBIT, excl. one-time items		5,990	6,152	2,913	3,361	3,911	1,939

Net financials		346	10	(206)	305	618	57

Income before income taxes		6,336	6,162	2,707	3,666	4,529	1,996

Income taxes		(2,653)	(2,590)	(1,815)	(1,772)	(2,110)	(828)

Income before minority interests		3,683	3,572	892	1,894	2,419	1,168

Minority interests		(1)	74	482	191	(8)	0

Net income		3,682	3,646	1,374	2,085	2,411	1,168

Balance Sheets	DKKbn

Total assets		52.7	67.7	86.7	83.6	89.5	87.3
Net interest-bearing debt		10.1	11.0	33.0	25.8	28.7	20.6
Total shareholders' equity		28.0	35.1	32.7	34.7	33.0	33.4

Shares issued (million)		216.5	216.5	216.5	216.5	216.5	194.8

Statements of Cash Flow	DKKm

Operating activities		5,978	7,396	4,062	9,950	10,722	4,448
Investing activities		(8,562)	(3,860)	(18,963)	(1,254)	(11,585)	9,779
Financing activities		2,720	931	10,863	(6,759)	4,943	(7,729)

Change in cash and cash equivalents		136	4,467	(4,038)	1,937	4,080	6,498

Capital expenditures	DKKbn

Excluding share acquisitions		5.0	5.9	9.3	6.3	5.5	2.3
Including share acquisitions		9.6	12.1	21.6	7.4	13.6	2.6

Key financial ratios

Reported EPS	DKK	17.2	43.0	(0.4)	20.6	8.1	31.9
Operating EPS1)	DKK	17.0	16.8	6.3	9.6	11.1	6.0
Dividend per share	DKK	10.0	10.5	11.0	11.5	12.0	-
EBITDA margin2)%		33.8	30.3	22.9	25.5	28.1	27.8
Capital expenditures/net revenues3)%		16.6	16.9	22.2	15.1	13.3	11.1
Return on capital employed (ROCE)4)%		19.0	17.6	9.5	11.7	12.6	5.4

Subscriber base - (end of period)	(000)

Landline		3,525	3,706	4,020	3,749	3,825	3,770
Domestic		3,203	3,182	3,139	3,076	2,981	2,936
International		322	524	881	673	844	834

Mobile		2,408	3,522	4,661	5,065	6,351	6,735
Domestic		1,294	1,639	1,896	1,975	2,471	2,392
International		1,114	1,883	2,765	3,090	3,880	4,343

Internet		511	923	1,403	1,285	1,696	1,734

Cable TV		825	801	828	885	924	948

Total subscribers		7,269	8,952	10,912	10,984	12,796	13,187

Number of employees5)		18,158	19,946	22,485	22,263	21,125	20,264

1) Operating EPS excludes one-time items and fair value adjustments.

2) Earnings before interest, taxes, depreciation and amortization divided by net revenues.

3) Capital expenditures excluding share acquisitions.

4) ROCE is defined as EBIT before one-time items plus interest and other financial income excluding fair value adjustments divided by total shareholders' equity plus interest-bearing debt.

5) The number denotes end-of-year full-time employee equivalents including permanent employees, trainees and temporary employees.

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August 5, 2004	TDC Earnings Release 2Q 2004	Release 18-2004

Performance measurement and use of EBITDA

TDC analyzes business line results and measures performance based on net revenues, EBITDA and EBIT, adjusted to exclude the impacts of one-time items. EBITDA, or earnings before interest, taxes, depreciation and amortization, is calculated as income from operations plus depreciation, amortization and write-downs. We recognize that EBITDA is a standard measure widely used by companies, analysts and investors in the communications industry, particularly in Europe. We therefore believe that EBITDA is a useful disclosure, in conjunction with other performance measures, that allows a more complete comparison of our operating performance relative to other companies in the industry. However, EBITDA is not a measure of performance under U.S. GAAP, and may not be comparable to other similarly titled measures for other companies. EBITDA should not be considered as an alternative to operating income as an indicator of operating performance, nor should it be seen as an alternative to cash flow from operating activities as a measure of liquidity.

We believe that the one-time items do not reflect the underlying fundamentals of the business, and should be analyzed separately.

Historical figures

Possible minor and non-material changes in historical figures are not specified in detail in the report.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories, TDC Services. TDC was privatized in 1994 and the shares are held by individual and institutional shareowners primarily in Europe and USA.

TDC listings

Shares: Copenhagen Stock Exchange Reuters TDC.CO

Bloomberg TDC DC Nominal value DKK 5 ISIN DK0010 253335 Sedol 5698790

Shares: New York Stock Exchange Reuters TLD.N

Bloomberg TLD US

One ADS represents one half of one common share ISIN US8723 6N1028 Sedol 2883094